UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2020 (Report No. 4)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant’s name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

On May 19, 2020, ClientConnect Ltd. (“ClientConnect”), an Israeli subsidiary of Perion Network Ltd. (“Perion” or “Registrant”), entered into a short term secured credit line in the amount of up to US$20 million (the “Credit Line”) with Mizrahi Tefahot Bank Ltd., an Israeli bank (the “Bank”), scheduled to mature on May 18, 2021 (the “Term”).

According to the Credit Line, during its Term, the credit available for utilization shall be adjusted such that the total amount of the Credit Line, together with the outstanding balance of ClientConnect’s current long term loan facility with the Bank from December 2018 (the “2018 Facility”), shall not exceed US$25 million in the aggregate. Interest on the Credit Line is one-month LIBOR plus 5% per annum, subject to periodic renegotiation by the parties as set forth in the Credit Line. The ratio between the accounts receivable as set forth in Perion’s consolidated financial statements and the funds utilized under the Credit Line shall not be lower than 150%.

The guaranties and collateral securing the Credit Line are identical to those provided under the 2018 Facility.

This Report on Form 6-K is incorporated by reference into the Registrant's Registration Statements on Form F-3 (File No. 333-238020) and Registrant’s registration statements on Form S-8 (File Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010, 333-133968, 333-216494 and 333-237196)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD. By: /s/ Maoz Sigron Name: Maoz Sigron Title: Chief Financial Officer

Date: May 20, 2020